 Amendment No. 1

to

Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

11th Floor-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

 EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K amends the Report on Form 6-K furnished by Eldorado Gold Corporation to the United States Securities and Exchange Commission on May 24, 2023 solely to update terminology to conform with the NRCan reporting template, provide additional clarity on certain footnotes, and remove unnecessary footnotes to the 2022 ESTMA Report previously furnished as Exhibit 99.2. Except as set forth herein, the remainder of the Form 6-K remains unchanged.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

By:	/s/ Karen Aram
Karen Aram, Corporate Secretary

Date: May 31, 2023

3

Exhibits

Exhibit No.	Description
99.1*	Certification
99.2	2022 ESTMA Report (Amended Original Submission)

* Previously filed.

4